[redacted]時律師事務所

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08002777

RECEIVED
2008 MAY 22 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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May 9, 2008

SUPPL

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 28, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1742, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P. P. Ingrid Chiu

Joy Chen / Ingrid Chiu

Encl.

PROCESSED
MAY 28 2008
THOMSON REUTERS

5/23

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
MARCO MARAZZI (ITALY)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

<u>Annex 1</u>

A List of Documents Made Public
in connection with the Listing since our last submission on April 28, 2008:

1. CONNECTED TRANSACTION – ACQUISITION OF EQUITY INTERESTS - by China Shipping Container Lines Company Limited, released on May 8, 2008.

中海集装箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Connected Transaction
Acquisition of Equity Interests

The Board is pleased to announce that on 8 May 2008, the Company entered into: (i) the Yangshan Agreement with CS Logistics to acquire its entire 25% equity interest in CS Yangshan; and (ii) the Yangpu Agreement with CS Logistics and CS Suzhou to acquire their entire aggregate 60% equity interest in CS Yangpu.

The aggregate consideration payable for the said acquisitions under the Yangshan Agreement and the Yangpu Agreement is RMB37,012,587.38 (equivalent to approximately HK$37,012,587.38). Upon the completion of the Yangshan Agreement and the Yangpu Agreement, the equity interest owned by the Company in CS Yangshan will be increased from its present 50% to 75%, therefore CS Yangshan will become a subsidiary of the Company and the equity interest owned by the Company in CS Yangpu will be increased from its present 40% to 100%, therefore CS Yangpu will become a wholly-owned subsidiary of the Company.

China Shipping is the Company's controlling shareholder, CS Logistics, being the vendor under the Yangshan Agreement and one of the vendors under the Yangpu Agreement, is a direct wholly-owned subsidiary of China Shipping and CS Suzhou, being one of the vendors under the Yangpu Agreement, is an indirect wholly-owned subsidiary of China Shipping, hence they are all connected persons (as defined under the Listing Rules) of the Company, and both the Yangshan Agreement and the Yangpu Agreement constitute connected transactions of the Company under the Listing Rules. However, the aggregate consideration payable for the above acquisitions does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Yangshan Agreement and the Yangpu Agreement are therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but are still subject to the relevant disclosure and reporting requirements.

A. ACQUISITION OF EQUITY INTERESTS UNDER EACH OF THE YANGSHAN AGREEMENT AND THE YANGPU AGREEMENT

1. Date: 8 May 2008

2. Parties:

   Purchaser: The Company

   Vendor(s): (i) CS Logistics under the Yangshan Agreement; and

   (ii) CS Logistics and CS Suzhou, under the Yangpu Agreement.

3. Equity Interests to be Acquired:

   Subject to the satisfaction of the respective condition precedents under each of the Yangshan Agreement and the Yangpu Agreement, the Company will separately acquire:

   (i) the 25% equity interest in CS Yangshan from CS Logistics under the Yangshan Agreement; and

   (ii) the aggregate 60% equity interest in CS Yangpu from CS Logistics and CS Suzhou under the Yangpu Agreement.

4. Consideration:

   Pursuant to each of the Yangshan Agreement and the Yangpu Agreement, the respective cash consideration for the equity interests to be acquired by the Company is set out in Table A below and is payable in full by the Company to the bank accounts designated by the relevant vendors within 5 working days from the date of issue of equity transaction certificate(s). The aggregate consideration payable for the said acquisitions under the Yangshan Agreement and the Yangpu Agreement is RMB37,012,587.38 (equivalent to approximately HK$37,012,587.38).

   The equity interests in both CS Yangshan and CS Yangpu were acquired by the Company through an open listing process and a subsequent commercial negotiation conducted through the Shanghai United Assets and Equity Exchange. Each of the Yangshan Agreement and the Yangpu Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration under each of the Yangshan Agreement and the Yangpu Agreement was determined with reference to each Target's (i) net asset value; (ii) financial position; (iii) development prospects; and (iv) synergy effect on the Company. The said consideration will be funded from the internal resources of the Company.

   Upon completion of the Yangshan Agreement and the Yangpu Agreement, the results of the Target will be consolidated into the accounts of the Group.

Table A:

Targets	Consideration for acquisition of the respective equity interests in each Target	Audited net asset value as at 31 December 2007	Audited net profits before taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target *(See Note 1 below)* For the financial year ended 31 December 2006	For the financial year ended 31 December 2007	Audited net profits after taxation and extraordinary items in each Target attributable to the respective equity interests to be acquired in such Target *(See Note 1 below)* For the financial year ended 31 December 2006	For the financial year ended 31 December 2007
CS Yangshan	RMB18,814,527.38 (equivalent to approximately HK$18,814,527.38)	RMB64,000,000.00 (equivalent to approximately HK$64,000,000.00)	N/A *(See Note 2 below)*	N/A *(See Note 2 below)*	N/A *(See Note 2 below)*	N/A *(See Note 2 below)*
CS Yangpu	RMB18,198,060.00 (equivalent to approximately HK$18,198,060.00)	RMB17,483,000.00 (equivalent to approximately HK$17,483,000.00)	RMB2,239,065.00 (equivalent to approximately HK$2,239,065.00)	RMB1,818,425.40 (equivalent to approximately HK$1,818,425.40)	RMB2,333,779.80 (equivalent to approximately HK$2,333,779.80)	RMB1,432,164.00 (equivalent to approximately HK$1,432,164.00)

Notes:

1. The financial figures were prepared in accordance with People's Republic of China Generally Accepted Accounting Principles.

2. CS Yangshan has not yet commenced any operation.

5. Completion:

The Yangshan Agreement shall be completed upon satisfaction of the following condition precedents:

(i) the respective parties having duly signed the Yangshan Agreement;

(ii) Shanghai United Assets and Equity Exchange having duly reviewed and stamped the Yangshan Agreement and issued the equity transaction certificate;

(iii) the internal decision-making body of the Company and CS Logistics having duly approved the Yangshan Agreement; and

(iv) the foreign investment approval authority having duly approved the Yangshan Agreement.

The Yangpu Agreement shall be completed upon satisfaction of the following condition precedents:

(i) the respective parties having duly signed the Yangpu Agreement;

(ii) Shanghai United Assets and Equity Exchange having duly reviewed and stamped the Yangpu Agreement and issued the equity transaction certificate; and

(iii) the internal decision-making body of the Company, CS Logistics and CS Suzhou having duly approved the Yangpu Agreement.

Upon the completion of the Yangshan Agreement and the Yangpu Agreement, the equity interest owned by the Company in CS Yangshan will be increased from its present 50% to 75%, therefore CS Yangshan will become a subsidiary of the Company and the equity interest owned by the Company in CS Yangpu will be increased from its present 40% to 100%, therefore CS Yangpu will become a wholly-owned subsidiary of the Company.

B. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

The reasons for and benefits of the acquisitions are to strengthen the management, unify the operation, integrate and optimize the resource allocation and reduce connected transactions.

C. GENERAL INFORMATION

1. Principal Business Activities

(a) The Group

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(b) CS Logistics

CS Logistics is principally engaged in shipping logistics, freight agency, storage and transportation.

(c) CS Suzhou

CS Suzhou is principally engaged in cleaning and repair of container, pre-inspection of refrigerating box and storage.

(d) CS Yangshan

CS Yangshan is principally engaged in pile-up, transfer, distribution, assembly and dismantlement of containers, precooling of frozen containers, remodification, repair, renewing and cleaning of containers, relevant services for loading and unloading of goods, ordinary process and package and consultation, the leasing of container and warehouse.

(e) CS Yangpu

CS Yangpu is principally engaged in pile-up of containers, refrigeratory and storage business, inspection and repair of containers and other transporting equipment, import trade in relation to electronic generating parts for refrigeratory and transporting equipment, leasing business, import and export trade, equipment supply agency and external technical consultation.

2. Implications under the Listing Rules

China Shipping is the Company's controlling shareholder, CS Logistics, being the vendor under the Yangshan Agreement and one of the vendors under the Yangpu Agreement, is a direct wholly-owned subsidiary of China Shipping and CS Suzhou, being one of the vendors under the Yangpu Agreement, is an indirect wholly-owned subsidiary of China Shipping, hence they are all connected persons (as defined under the Listing Rules) of the Company, and both the Yangshan Agreement and the Yangpu Agreement constitute connected transactions of the Company under the Listing Rules. However, the aggregate consideration payable for the above acquisitions does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Yangshan Agreement and the Yangpu Agreement are therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but are still subject to the relevant disclosure and reporting requirements.

The Board (including the independent non-executive Directors) believes that the terms of the transactions contemplated under each of the Yangshan Agreement and the Yangpu Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

D. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having an approximately 48.97% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 2,336,625,000 A shares are listed on the Shanghai Stock Exchange
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping
"CS Suzhou"	Suzhou China Shipping International Container Storage and Transportation Co., Ltd. (蘇州中海集裝箱儲運有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping

"CS Yangpu"	China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (中海（洋浦）冷藏儲運有限公司), a limited liability company incorporated in the PRC and owned as to 40% by the Company, 30% by CS Logistics and 30% by CS Suzhou
"CS Yangshan"	Shanghai China Shipping International Container Storage and Transportation Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司), a sino-foreign joint venture incorporated in the PRC and owned as to 50% by the Company, 25% by CS Logistics and 25% by China Shipping Logistics (Overseas) Co., Ltd.
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target"	CS Yangshan and CS Yangpu
"Yangpu Agreement"	the equity transfer agreement dated 8 May 2008 entered into among the Company, CS Logistics and CS Suzhou, pursuant to which CS Logistics and CS Suzhou agreed to sell their entire aggregate 60% equity interest in CS Yangpu to the Company
"Yangshan Agreement"	the equity transfer agreement dated 8 May 2008 entered into between the Company and CS Logistics, pursuant to which CS Logistics agreed to sell its entire 25% equity interest in CS Yangshan to the Company

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
8 May 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00= RMB1.00.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END